INTRENET, INC.
STATEMENT RE: COMPUTATION
OF PER SHARE EARNINGS



                                                  Three Months Ended March 31,
                                                      1997              1996

Weighted average shares outstanding during period   13,437,804        13,215,624


Assumed exercise of options and warrants               139,624           204,545


Shares assumed for fully diluted earnings per share 13,577,428        13,420,169


Earnings for the period:
    ($ in Thousands)

    Net earnings                                $        (252)     $     (1,474)


Earnings per common and common
      equivalent share:

      Primary:                                  $       (0.02)     $      (0.11)


      Fully diluted:                            $     N/A          $     N/A





                                                                   Exhibit 11